Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Mar 31,	Mar 29,
	2019	2020
(unaudited, in millions EUR, except per share data)

Net system sales	1,689.0	1,584.0
Net service and field option sales	540.1	856.6
Total net sales	2,229.1	2,440.6

Total cost of sales	(1,301.1)	(1,339.2)
Gross profit	928.0	1,101.4

Research and development costs	(472.7)	(544.0)
Selling, general and administrative costs	(121.0)	(130.7)
Income from operations	334.3	426.7

Interest and other, net	(7.9)	(11.4)
Income before income taxes	326.4	415.3

Benefit from (provision for) income taxes	17.0	(48.5)
Income after income taxes	343.4	366.8

Profit (loss) related to equity method investments	12.0	23.8
Net income	355.4	390.6

Basic net income per ordinary share	0.84	0.93
Diluted net income per ordinary share	0.84	0.93

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	421.1	419.0
Diluted	422.5	419.7
ASML - Ratios and Other Data

	Three months ended,
	Mar 31,	Mar 29,
	2019	2020
(unaudited, in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	41.6%	45.1%
Income from operations as a percentage of net sales	15.0%	17.5%
Net income as a percentage of net sales	15.9%	16.0%
Income taxes as a percentage of income before income taxes	(5.2)%	11.7%
Shareholders’ equity as a percentage of total assets	58.8%	53.8%
Sales of lithography systems (in units) [1]	48	57
Value of booked systems (EUR millions) [2]	1,399	3,085
Net bookings lithography systems (in units) [1,2]	34	73
Number of payroll employees in FTEs	21,461	23,860
Number of temporary employees in FTEs	2,395	1,467

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Mar 29,
	2019	2020
(unaudited, in millions EUR)

ASSETS
Cash and cash equivalents	3,532.3	2,723.7
Short-term investments	1,185.8	1,388.1
Accounts receivable, net	1,786.8	1,767.4
Finance receivables, net	564.5	748.7
Current tax assets	178.7	529.0
Contract assets	231.0	292.1
Inventories, net	3,809.2	4,345.3
Other assets	842.8	905.8
Total current assets	12,131.1	12,700.1

Finance receivables, net	421.1	340.8
Deferred tax assets	445.3	482.3
Other assets	830.4	902.3
Equity method investments	833.0	865.1
Goodwill	4,541.1	4,541.1
Other intangible assets, net	1,104.4	1,082.5
Property, plant and equipment, net	1,999.3	2,046.9
Right-of-use assets - Operating	205.4	197.1
Right-of-use assets - Finance	118.5	119.4
Total non-current assets	10,498.5	10,577.5

Total assets	22,629.6	23,277.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	4,694.1	4,677.4

Long-term debt	3,108.3	3,868.2
Deferred and other tax liabilities	234.4	262.7
Contract liabilities	1,759.6	1,702.6
Accrued and other liabilities	241.0	241.5
Total non-current liabilities	5,343.3	6,075.0

Total liabilities	10,037.4	10,752.4

Total shareholders’ equity	12,592.2	12,525.2
Total liabilities and shareholders’ equity	22,629.6	23,277.6

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Mar 31,	Mar 29,
	2019	2020
(unaudited, in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	355.4	390.6

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	104.8	118.3
Impairment	2.7	2.7
Loss on disposal of property, plant and equipment	0.6	1.0
Share-based compensation expense	14.9	14.9
Allowance for obsolete inventory	72.1	39.3
Deferred income taxes	(76.5)	(24.6)
Equity method investments	(17.0)	(32.3)
Changes in assets and liabilities	(937.8)	(1,115.7)
Net cash provided by (used in) operating activities	(480.8)	(605.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(147.0)	(231.5)
Purchase of intangible assets	(86.7)	(10.8)
Purchase of short-term investments	(288.1)	(310.5)
Maturity of short-term investments	179.4	108.2
Repayment on loans	—	0.3
Net cash provided by (used in) investing activities	(342.4)	(444.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of shares	(52.6)	(507.5)
Net proceeds from issuance of shares	5.2	8.6
Net proceeds from issuance of notes, net of issuance costs	—	739.8
Repayment of debt	(0.7)	(0.9)
Net cash provided by (used in) financing activities	(48.1)	240.0

Net cash flows	(871.3)	(810.1)

Effect of changes in exchange rates on cash	3.2	1.5
Net increase (decrease) in cash and cash equivalents	(868.1)	(808.6)

Cash and cash equivalents at beginning of the period	3,121.1	3,532.3
Cash and cash equivalents at end of the period	2,253.0	2,723.7

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Mar 31,	June 30,	Sep 29,	Dec 31,	Mar 29,
	2019	2019	2019	2019	2020
(unaudited, in millions EUR, except per share data)

Net system sales	1,689.0	1,850.8	2,325.6	3,130.7	1,584.0
Net service and field option sales	540.1	717.1	660.9	905.7	856.6
Total net sales	2,229.1	2,567.9	2,986.5	4,036.4	2,440.6

Total cost of sales	(1,301.1)	(1,462.7)	(1,680.1)	(2,096.3)	(1,339.2)
Gross profit	928.0	1,105.2	1,306.4	1,940.1	1,101.4

Research and development costs	(472.7)	(487.4)	(492.3)	(516.1)	(544.0)
Selling, general and administrative costs	(121.0)	(123.5)	(128.5)	(147.6)	(130.7)
Income from operations	334.3	494.3	685.6	1,276.5	426.7

Interest and other, net	(7.9)	(6.9)	(5.4)	(4.8)	(11.4)
Income before income taxes	326.4	487.4	680.2	1,271.7	415.3

Benefit from (provision for) income taxes	17.0	(19.1)	(65.0)	(124.5)	(48.5)
Income after income taxes	343.4	468.3	615.2	1,147.2	366.8

Profit (loss) related to equity method investments	12.0	7.7	11.6	(13.1)	23.8
Net income	355.4	476.0	626.8	1,134.1	390.6

Basic net income per ordinary share	0.84	1.13	1.49	2.70	0.93
Diluted net income per ordinary share	0.84	1.13	1.49	2.69	0.93

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	421.1	421.1	420.9	420.1	419.0
Diluted	422.5	421.8	421.7	421.1	419.7

ASML - Quarterly Summary Ratios and other data

	Mar 31,	June 30,	Sep 29,	Dec 31,	Mar 29,
	2019	2019	2019	2019	2020
(unaudited, in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	41.6%	43.0%	43.7%	48.1%	45.1%
Income from operations as a percentage of net sales	15.0%	19.2%	23.0%	31.6%	17.5%
Net income as a percentage of net sales	15.9%	18.5%	21.0%	28.1%	16.0%
Income taxes as a percentage of income before income taxes	(5.2)%	3.9%	9.6%	9.8%	11.7%
Shareholders’ equity as a percentage of total assets	58.8%	57.6%	58.3%	55.6%	53.8%
Sales of lithography systems (in units) [1]	48	48	57	76	57
Value of booked systems (EUR millions) [2]	1,399	2,828	5,111	2,402	3,085
Net bookings lithography systems (in units) [1,2,3]	34	61	81	60	73
Number of payroll employees in FTEs	21,461	22,125	22,805	23,219	23,860
Number of temporary employees in FTEs	2,395	2,157	1,913	1,681	1,467

1     Lithography systems do not include metrology and inspection systems.
2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
3 Our Q3 2019 systems net bookings include 1 DUV system shipped to collaborative Research Center (Imec) in Q3 2019. This system is not recognized in revenue.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Mar 31,	June 30,	Sep 29,	Dec 31,	Mar 29,
	2019	2019	2019	2019	2020
(unaudited, in millions EUR)

ASSETS
Cash and cash equivalents	2,253.0	1,661.1	1,586.1	3,532.3	2,723.7
Short-term investments	1,022.1	673.5	483.8	1,185.8	1,388.1
Accounts receivable, net	1,589.3	1,637.7	2,100.7	1,786.8	1,767.4
Finance receivables, net	534.6	620.1	584.9	564.5	748.7
Current tax assets	373.3	320.9	339.6	178.7	529.0
Contract assets	103.5	190.4	287.8	231.0	292.1
Inventories, net	3,764.8	3,914.1	3,895.0	3,809.2	4,345.3
Other assets	755.7	877.5	816.2	842.8	905.8
Total current assets	10,396.3	9,895.3	10,094.1	12,131.1	12,700.1

Finance receivables, net	399.4	406.3	588.2	421.1	340.8
Deferred tax assets	280.7	326.6	309.2	445.3	482.3
Other assets	881.1	893.3	951.2	830.4	902.3
Equity method investments	933.6	949.9	969.0	833.0	865.1
Goodwill	4,541.1	4,541.1	4,541.1	4,541.1	4,541.1
Other intangible assets, net	1,158.5	1,140.8	1,122.8	1,104.4	1,082.5
Property, plant and equipment, net	1,621.8	1,669.8	1,817.9	1,999.3	2,046.9
Right-of-use assets - Operating	148.1	154.8	227.2	205.4	197.1
Right-of-use assets - Finance	—	56.0	78.5	118.5	119.4
Total non-current assets	9,964.3	10,138.6	10,605.1	10,498.5	10,577.5

Total assets	20,360.6	20,033.9	20,699.2	22,629.6	23,277.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,721.2	3,692.5	3,712.5	4,694.1	4,677.4

Long-term debt	3,082.5	3,132.4	3,170.0	3,108.3	3,868.2
Deferred and other tax liabilities	218.6	199.6	203.6	234.4	262.7
Contract liabilities	1,190.0	1,280.2	1,276.5	1,759.6	1,702.6
Accrued and other liabilities	182.6	183.9	265.5	241.0	241.5
Total non-current liabilities	4,673.7	4,796.1	4,915.6	5,343.3	6,075.0

Total liabilities	8,394.9	8,488.6	8,628.1	10,037.4	10,752.4

Total shareholders’ equity	11,965.7	11,545.3	12,071.1	12,592.2	12,525.2
Total liabilities and shareholders’ equity	20,360.6	20,033.9	20,699.2	22,629.6	23,277.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Mar 31,	June 30,	Sep 29,	Dec 31,	Mar 29,
	2019	2019	2019	2019	2020
(unaudited, in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	355.4	476.0	626.8	1,134.1	390.6

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	104.8	108.4	112.4	122.9	118.3
Impairment	2.7	—	2.0	—	2.7
Loss on disposal of property, plant and equipment	0.6	1.4	0.3	0.8	1.0
Share-based compensation expense	14.9	12.5	18.0	29.2	14.9
Allowance for obsolete inventory	72.1	49.1	46.1	54.2	39.3
Deferred income taxes	(76.5)	(65.1)	22.5	(80.9)	(24.6)
Equity method investments	(17.0)	(15.3)	(18.6)	107.8	(32.3)
Changes in assets and liabilities	(937.8)	(467.5)	(740.1)	2,220.2	(1,115.7)
Net cash provided by (used in) operating activities	(480.8)	99.5	69.4	3,588.3	(605.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(147.0)	(128.3)	(185.8)	(305.5)	(231.5)
Purchase of intangible assets	(86.7)	(11.7)	(11.2)	(9.7)	(10.8)
Purchase of short-term investments	(288.1)	(0.7)	(100.3)	(902.4)	(310.5)
Maturity of short-term investments	179.4	349.3	290.0	200.3	108.2
Repayment on loans	—	—	—	0.9	0.3
Net cash provided by (used in) investing activities	(342.4)	208.6	(7.3)	(1,016.4)	(444.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(884.4)	—	(441.3)	—
Purchase of shares	(52.6)	(17.4)	(148.4)	(191.6)	(507.5)
Net proceeds from issuance of shares	5.2	7.4	7.4	7.2	8.6
Net proceeds from issuance of notes, net of issuance costs	—	—	—	—	739.8
Repayment of debt	(0.7)	(1.2)	(1.0)	(0.9)	(0.9)
Net cash provided by (used in) financing activities	(48.1)	(895.6)	(142.0)	(626.6)	240.0

Net cash flows	(871.3)	(587.5)	(79.9)	1,945.3	(810.1)

Effect of changes in exchange rates on cash	3.2	(4.4)	4.9	0.9	1.5
Net increase (decrease) in cash and cash equivalents	(868.1)	(591.9)	(75.0)	1,946.2	(808.6)

Cash and cash equivalents at beginning of the period	3,121.1	2,253.0	1,661.1	1,586.1	3,532.3
Cash and cash equivalents at end of the period	2,253.0	1,661.1	1,586.1	3,532.3	2,723.7

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2019 Integrated Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, bookings, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity, expected trends in end markets, expected technology industry and business environment trends, including the expected impact of the Covid-19 pandemic on ASML, expected revenue recognition of systems in Q2/Q3, demand outlook, shrink being a key industry driver supporting innovation and providing long-term industry growth, the expected continuation of Moore’s law and the expectation that EUV will enable continuation of Moore’s law and drive long term value for ASML well into this decade, and statements with respect to plans regarding dividends and share buybacks, including the dividend proposal in respect of 2019, the 2020-2022 share buyback program, including the plan to not make purchases in Q1 and the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, risks related to the Covid-19 virus on the global economy and financial markets, as well as on ASML and its customers and suppliers, the impact on ASML’s and its customers’ and suppliers’ operations and other risks relating to the Covid-19 virus and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to supply its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission.These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.